UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Amendment No. 2 to

SCHEDULE TO

(Rule 13e-4)

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

BLACK BOX CORPORATION
(Name of Subject Company (Issuer) and Filing Person (Issuer and Offeror))

Options to Purchase Shares of Common Stock, Par Value $0.001 Per Share
(Title of Class of Securities)

091826 10 7
(CUSIP Number of Class of Securities)
(Underlying Common Stock)

R. Terry Blakemore
President and Chief Executive Officer
Black Box Corporation
1000 Park Drive
Lawrence, PA 15055
(724) 873-5500

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copy to:

Christopher H. Gebhardt, Esq.	Ronald Basso, Esq.
General Counsel	Buchanan Ingersoll & Rooney PC
Black Box Corporation	One Oxford Centre, 20th Fl.
1000 Park Drive	Pittsburgh, PA 15219
Lawrence, PA 15055	(412) 562-8800
(724) 873-6722

CALCULATION OF FILING FEE

Transaction Value*	Filing Fee**

$20,625,444	$633.20

*	Calculated solely for purposes of determining the filing fee. This amount is based on the Black-Scholes option valuation model, and assumes that all outstanding options eligible for tender covering an aggregate of 800,915 shares of the common stock of Black Box Corporation will be amended pursuant to this offer, which may not occur.

**	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, as modified by Fee Advisory No. 6 for fiscal year 2007, equals $30.70 per $1,000,000 of transaction valuation. The transaction valuation set forth above was calculated for the sole purpose of determining the filing fee, and should not be used or relied upon for any other purpose.

☑	Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$633.20	Filing party:	Black Box Corporation
Form or Registration No.:	005-42953	Date filed:	November 19, 2007 and November 21, 2007

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third party tender offer subject to Rule 14d-1.

☑	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer.  ☑

     This Amendment No. 2 (this “Amendment”) to the Tender Offer Statement on Schedule TO (the “Schedule TO”) filed by Black Box Corporation, a Delaware corporation (the “Company”), with the Securities and Exchange Commission (the “SEC”) on November 19, 2007, as amended by Amendment No. 1 filed with the SEC on November 21, 2007, is the final amendment relating to the offer by the Company (the “Offer”) to amend or replace certain options (the “Eligible Options”) to purchase shares of Black Box Common Stock which: (i) have exercise prices per share that were less than the fair market value per share of the Black Box Common Stock underlying the option on the option’s measurement date for tax purposes, (ii) were unvested, either in whole or in part, as of December 31, 2004 and (iii) are outstanding (unexercised) as of the last date on which the Offer remains open for acceptance. This Amendment is filed in satisfaction of the reporting requirements of Rule 13e-4(c)(4) promulgated under the Securities Exchange Act of 1934, as amended, for the purpose of reporting the results of the Offer. Capitalized terms used in this Amendment without being defined in this Amendment have the meanings given to them in the Schedule TO and the exhibits thereto.
     Except as amended and supplemented hereby, all terms of the Offer and all disclosure set forth in the Schedule TO and the exhibits thereto remain unchanged.
ITEM 4. TERMS OF THE TRANSACTION.
     Item 4(a), “Material Terms,” of the Schedule TO is hereby amended by adding the following sentences to the end of that section:
     The Offer expired at 11:59 p.m., Eastern Standard Time, on December 18, 2007. Pursuant to the Offer, Black Box has amended outstanding Eligible Options covering 203,730 shares of Black Box Common Stock to increase the exercise price of each such option to the lower of (i) the fair market value per share of Black Box Common Stock on the Measurement Date of that option or (ii) $36.035, the average of the high and low selling prices of Black Box Common Stock on the December 19, 2007 Amendment Date. In addition, participants whose Eligible Options have been so amended are now eligible to receive Cash Bonuses in January 2008 in the aggregate amount of $456,085.17 to compensate them for the higher exercise prices per share in effect for their Amended Options.
     In addition, Black Box canceled tendered Eligible Options covering 567,185 shares of Black Box Common Stock because the Adjusted Exercise Price would have been the same or lower than the exercise price in effect for those options prior to the expiration of the Offer. In replacement of each such canceled option, Black Box granted a New Option that is exactly the same as the canceled option, including the same exercise price per share, vesting schedule and expiration date, but with a new grant date of December 19, 2007.
     Additionally, of the 800,915 shares of Black Box Common Stock originally subject to the Offer, it was determined that 30,000 shares were not issuable pursuant to Eligible Options and therefore were no longer subject to the Offer.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 2 to Schedule TO is true, complete and correct.

Dated: December 21, 2007

BLACK BOX CORPORATION

By:	/s/ Michael McAndrew
Michael McAndrew
Vice President, Chief Financial Officer, Treasurer
and Secretary (Principal Accounting Officer)

Exhibit Index

Exhibit
Number	Description

99.(a)(1)(A)	Offer to Amend or Replace Eligible Options.*

99.(a)(1)(B)	Email Announcement of Offer to Amend or Replace Eligible Options.*

99.(a)(1)(C)	PowerPoint Employee Presentation Materials.*

99.(a)(1)(D)	Election Form.*

99.(a)(1)(E)	Notice of Receipt of Election Form (Pre-Expiration of Offer).*

99.(a)(1)(F)	Final Election Confirmation Statement (Post-Expiration of Offer).*

99.(a)(1)(G)	Form of Email: Reminder Regarding Failure to Make an Election.*

99.(a)(1)(H)	Form of Stock Option Amendment and Cash Bonus Agreement.*

99.(a)(1)(I)	Form of Stock Option Cancellation and Regrant Agreement.*

99.(a)(1)(J)	Email Regarding Revised Election Form for Black Box Stock Options Tender Offer.*

99.(b)	Not applicable.

99.(d)(1)	Black Box Corporation 1992 Stock Option Plan, as amended (1).

99.(g)	Not applicable.

99.(h)	Not applicable.
*	Previously filed.

(1)	The Black Box Corporation 1992 Stock Option Plan, as amended, is incorporated herein by reference to Exhibit 10.1 to Black Box Corporation’s Quarterly Report on Form 10-Q for the period ended June 30, 2007, file number 0-18706, filed with the Securities and Exchange Commission on August 16, 2007.

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